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                             March 30, 2023

       Raffi Asadorian
       Chief Financial Officer
       ACELRX PHARMACEUTICALS INC
       25821 Industrial Boulevard
       Suite 400
       Hayward, CA 94545

                                                        Re: ACELRX
PHARMACEUTICALS INC

       Dear Raffi Asadorian:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed March 30, 2023

       Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 2

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to Item
4.02(a)(3).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            You may contact Kevin W. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.
 Raffi Asadorian
ACELRX PHARMACEUTICALS INC
March 30, 2023
Page 2

FirstName LastNameRaffi Asadorian         Sincerely,
Comapany NameACELRX PHARMACEUTICALS INC
                                          Division of Corporation Finance
March 30, 2023 Page 2                     Office of Life Sciences
FirstName LastName